EXHIBIT 99.2




   Schedule 11 - Notification of interests of Directors and Connected Persons


1  Name of company:

UNILEVER PLC


2  Name of director:

ALL DIRECTORS IN COMMON WITH ALL EMPLOYEES OF UNILEVER PLC AND ITS SUBSIDIARIES


3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

SHARES HELD BY UNILEVER EMPLOYEE SHARE TRUST (JERSEY)


4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

GREENWOOD NOMINEES LIMITED ACCOUNT NO: 438308


5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

NO


6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

EXECUTIVE SHARE OPTION SCHEME EXERCISE


7  Number of shares/amount of stock acquired:

N/A


8  Percentage of issued class:

N/A


9  Number of shares/amount of stock disposed:

29,680


10  Percentage of issued class:

NEGLIGIBLE


11  Class of security:

ORDINARY SHARES OF 1.4P EACH


12  Price per share:

343.125P


13  Date of transaction:

23.06.03


14  Date company informed:

24.06.03


15  Total holding following this notification:

48,043,296


16  Total percentage holding of issued class following this notification:

1.650


If a director has been granted options by the company, please complete the following fields:


17  Date of grant:

N/A


18  Period during which or date on which exercisable:

N/A


19  Total amount paid (if any) for grant of the option:

N/A


20  Description of shares or debentures involved: class, number:

N/A


21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A


22 Total number of shares or debentures over which options held following this notification:

N/A


23  Any additional information:

N/A


24  Name of contact and telephone number for queries:

AM DEGUN 020 7822 6039


25  Name of company official responsible for making notification:

CHERYL HAMPTON-COUTTS

ASSISTANT COMPANY SECRETARY

Date of notification: 24 June 2003